GORDON V. RAMSEIER

Mr. Ramseier is President of BCI LifeScience Advisors, a healthcare industry focused strategic consultancy affiliated with Banker's Capital International, a boutique investment bank, located in New York City.

In 1995, Mr. Ramseier was a founder of The Sage Group, a distinguished healthcare transactions consultancy and has served as a principal of the firm since its inception.

From 1992 to 1995, Mr. Ramseier was President and Chief Executive Officer of OncoTherapeutics, an early stage, private biopharmaceutical company focusing on innovative, immunotherapeutic approaches to cancer, located in Cranbury, NJ. He was instrumental in relocating OncoTherapeutics from its founding site in Minneapolis to New Jersey in 1993, recruiting the core management team and securing the company's first round (post-seed) of venture capital financing in excess of $8 million. During this time, Mr. Ramseier co-founded the Biotechnology Council of New Jersey and served as its Vice Chairman.

From 1990 to 1992, Mr. Ramseier was President of G.V. Ramseier & Associates, an independent consulting firm located in San Diego, CA, which specialized in senior level strategic management consulting to the biomedical and biopharmaceutical industries. During this time, he conducted a pivotal strategic planning study for one of the leading U.S. home health care providers and assisted an early stage biopharmaceutical company in the execution of its first three corporate partnerships.

From 1986 to 1990, he was President and CEO of Immunetech Pharmaceuticals, Inc., of San Diego. He played a key role in Immunetech's 1989 strategic redirection and acquisition of DURA Pharmaceuticals, Inc., for which the entire company was renamed in 1991. During the 1990's DURA was one of the fastest growing specialty pharmaceutical companies in the world and established itself as an emerging leader in the allergy/respiratory diseases specialty market. Mr. Ramseier was an active member of the DURA Board of Directors until 2000, when the company was acquired by Elan Pharmaceuticals for $1.8 billion.

From 1979-1986, Mr. Ramseier was a partner in the Healthcare Industries Practice of Booz, Allen & Hamilton, Management Consultants, specializing in business strategy and marketing issues in a wide variety of healthcare industry sectors. He was the lead manager of Booz Allen's landmark strategic planning study of the U.S. wholesale drug industry conducted for the National Wholesale Druggists Association. This study developed key strategic economic models of the industry which proved to accurately predict the changing competitive structure of the industry throughout the 1980's and 1990's. Mr. Ramseier also played a key role in an important generic pharmaceutical pricing study for a major worldwide pharmaceutical company which resulted in an extremely successful strategy for a major patent-expiring brand.

He was formerly Director of Marketing, Gynecological Products, at G.D. Searle (1975-1979); and a Product Manager at Pfizer Laboratories (1971-1973). He received his M.B.A. (With Distinction) from the Amos Tuck School of Business Administration, Dartmouth College and his B.S. in Chemistry from Washington & Lee University.